SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

SINA R. HEKMAT

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2023, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

–

Exhibit (d) is hereby amended by adding the text under the captions “Recent Developments—The Federal Republic of Germany—Economic Outlook” and “—Fiscal Outlook” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Dissolution of Governing Coalition” on page 11 hereof to the “The Federal Republic of Germany—Political Parties” section; and

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments—Monetary Policy” on page 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated June 14, 2024 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 6, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0695 (EUR 0.9350 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2024

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected, unaudited interim financial information, which KfW has prepared on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2024.

KfW Group’s total assets decreased by 1.6%, or EUR 8.9 billion, from EUR 560.7 billion as of December 31, 2023 to EUR 551.8 billion as of September 30, 2024. KfW Group’s operating result before valuation and promotional activities amounted to EUR 1,440 million for the nine months ended September 30, 2024, compared to EUR 1,320 million for the corresponding period in 2023. The main driver for KfW Group’s operating result before valuation and promotional activities during the nine-months period ended September 30, 2024, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	income from risk provisions in an amount of EUR 129 million for the nine months ended September 30, 2024, compared to income in an amount of EUR 165 million for the corresponding period in 2023;

•

negative effects in an amount of EUR 1 million related to a decrease in market values of securities and equity investments in the nine months ended September 30, 2024, compared to positive effects of EUR 11 million for the corresponding period in 2023;

•

net gains in an amount of EUR 121 million for the nine months ended September 30, 2024 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net gains in an amount of EUR 142 million for the corresponding period in 2023(1); and

•

expenses relating to promotional activities in an amount of EUR 279 million for the nine months ended September 30, 2024, compared to expenses in an amount of EUR 261 million for the corresponding period in 2023.

KfW Group’s consolidated result for the nine-month period ended September 30, 2024 amounted to a profit of EUR 1,284 million, compared to a profit of EUR 1,224 million for the corresponding period in 2023.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2024, compared to the corresponding period in 2023.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Nine months ended September 30,		Year-to-Year
	2024	2023	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	23,866	26,480	-10
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	6,301	29,694	-79
KfW Capital	812	1,758	-54
Export and Project Finance (KfW IPEX-Bank)	19,156	20,748	-8
KfW Entwicklungsbank	2,835	2,142	32
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,205	856	41
Financial Markets	0	452	-100

Total Promotional Business Volume (1)(2)	53,897	80,841	-33

*	Amounts in the table may not add up due to rounding differences.

(1)

Total promotional business volume for the nine months ended September 30, 2024 has been adjusted for commitments of EUR 279 million, compared to EUR 1,289 million for the corresponding period in 2023, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans, RegioInnoGrowth (“RIG”) loans and global funding facilities to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans, RIG loans and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 53.9 billion during the nine-month period ended September 30, 2024, compared to EUR 80.8 billion for the corresponding period in 2023. The lower promotional business volume for the nine months ended September 30, 2024, as compared to the corresponding period in 2023, was primarily driven by a significant reduction of volumes committed under KfW’s Customized Finance & Public Clients business sector.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 23.9 billion for the nine-month period ended September 30, 2024, compared to 26.5 billion for the corresponding period in 2023. This decrease was attributable to significantly lower commitments in the SME Bank segment (EUR 8.6 billion compared to EUR 14.2 billion for the corresponding period in 2023) which were partly offset by higher commitments in the Private Clients segment. The reduced volume of new commitments in the SME Bank segment was primarily due to lower demand for renewable energies and energy efficiency/CO2 reduction loans. The lower demand can be attributed to persistently weakened economic conditions and EU state aid regulations, which place certain restrictions on KfW’s ability to offer interest conditions below the EU reference rate. In contrast, commitments in climate-friendly new construction and federal funding for efficient buildings (including the new subsidy for heating system replacement) were higher than in the previous year.

Commitments in the Customized Finance & Public Clients business sector amounted to EUR 6.3 billion for the nine-month period ended September 30, 2024, compared to EUR 29.7 billion for the corresponding period in 2023. This significant decrease was primarily driven by the decrease in loan commitments to companies in the energy sector in the first nine months of 2024. In the corresponding period in 2023, there was a particularly high volume of loan commitments to companies in the energy sector, which were made under special mandates by the

Federal Government in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäfte) against the background of rising energy prices and in consideration of their impact on the stability of relevant infrastructure in Germany following Russia’s invasion of Ukraine. Further, the volume of funds of global funding facilities to Landesförderinstitute decreased to EUR 1.8 billion for the nine-month period ended September 30, 2024 compared to EUR 2.8 billion for the corresponding period in 2023.

Commitments related to KfW Capital decreased to EUR 812 million for the nine-month period ended September 30, 2024, compared to EUR 1.8 billion for the corresponding period in 2023. This decrease is mainly due to one-time effects in the previous year through investments made by KfW on a fiduciary basis for the Federal Government with governmental funds in the European Tech Champions Initiative and the DeepTech & Climate Fonds under the Future Fund (Zukunftsfonds).

Commitments in KfW’s Export and Project Finance business sector for the nine-month period ended September 30, 2024 amounted to EUR 19.2 billion, compared to EUR 20.7 billion for the corresponding period in 2023. This decrease was mainly due to a special emphasis in 2023 on investments in sustainability and transformation providing numerous financing opportunities, combined with significant initial investments, that do not occur on a regular annual basis.

Commitments related to KfW Entwicklungsbank increased to EUR 2.8 billion for the nine-month period ended September 30, 2024, compared to EUR 2.1 billion for the corresponding period in 2023. This development was due to an increase in the promotional loan segment.

Commitments of DEG increased to EUR 1.2 billion for the nine months ended September 30, 2024, compared to EUR 856 million for the corresponding period in 2023, which was in line with the planned increase in new business for 2024.

There were no commitments related to KfW’s Financial Markets business sector for the nine-month period ended September 30, 2024. In 2023, all commitments in KfW’s Financial Markets business sector were made under KfW’s green bond portfolio. After the targets of KfW’s green bond portfolio were reached, the Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection and KfW agreed to terminate the mandate under which the green bond portfolio was launched. The mandate expired at the end of December 2023. Existing green bonds will be held to maturity.

Sources of Funds

The volume of funding raised in the capital markets for the nine months ended September 30, 2024 totaled EUR 67.6 billion, of which 64% was raised in euro, 22% in U.S. dollar and the remainder in six other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2024

(EUR in millions)
Borrowings
Short-term funds	27,943
Bonds and other fixed-income securities	427,901
Other borrowings	43,881
Total borrowings	499,725
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	26,435
Fund for general banking risks	0
Revaluation reserve	-28
Total equity	39,344

Total capitalization	539,070

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2024, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of September 30, 2024 is not necessarily indicative of its capitalization to be recorded as of December 31, 2024.

KfW Group’s total equity as of September 30, 2024 was EUR 39,344 million, compared to EUR 38,073 million as of December 31, 2023. The increase of EUR 1,271 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 1,284 million for the nine months ended September 30, 2024; and

(ii)	a decrease of EUR 13 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017.

Based on the results for the nine months ended September 30, 2024, KfW’s total capital ratio amounted to 30.9% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 30.8%, in each case as of September 30, 2024 (not taking into account the interim profit of the third quarter of 2024)(2). The increase of the total capital ratio and the Tier 1 capital ratio compared to June 30, 2024, when the total capital ratio as well as the Tier 1 capital ratio amounted to 29.9%, was mainly due to increased own funds resulting from the consideration of the interim profit for the first half of the year 2024.

(2)	According to Article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2023	0.2	-0.3
4th quarter 2023	-0.4	-0.2
1st quarter 2024	0.2	-0.1
2nd quarter 2024	-0.3	-0.3
3rd quarter 2024	0.2	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) rose by 0.2% in the third quarter of 2024 compared with the second quarter of 2024 after adjustment for price, seasonal and calendar variations. Government and household final consumption expenditure, in particular, increased in the third quarter of 2024. Economic performance declined by 0.3% in the third quarter of 2024 (previously: -0.1%), following an increase of 0.2% at the beginning of the year.

GDP in the third quarter of 2024 was up a price adjusted 0.2% compared with the third quarter of 2023. After price and calendar adjustment, however, GDP showed a decrease of 0.2% as there was one working day more than in the same period a year earlier.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2024 up 0.2% on the previous quarter, press release of October 30, 2024 (https://www.destatis.de/EN/Press/2024/10/PE24_408_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
October 2023	0.0	3.8
November 2023	-0.4	3.2
December 2023	0.1	3.7
January 2024	0.2	2.9
February 2024	0.4	2.5
March 2024	0.4	2.2
April 2024	0.5	2.2
May 2024	0.1	2.4
June 2024	0.1	2.2
July 2024	0.3	2.3
August 2024	-0.1	1.9
September 2024	0.0	1.6
October 2024 (1)	0.4	2.0

(1)	Figures are preliminary.

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, is expected to be 2.0% in October 2024, reflecting an increase compared to September 2024 (1.6%). In October 2024, the most important driver of inflation was the increase in the price of services and food. This increase was offset to a degree by a decrease in energy prices.

Food prices increased by 2.3% in October 2024 compared to October 2023, after experiencing a 1.6% year-on-year increase in September 2024.

Energy prices in October 2024 decreased by 5.5% compared to October 2023, following decreases of 7.6% and 5.1% in September 2024 and August 2024, respectively.

Excluding food and energy prices, the year-on-year inflation rate in October 2024 would have been higher at 2.9%, demonstrating the current dampening impact of energy prices on overall inflation. In September 2024, the consumer price index excluding food and energy was 2.7%. This means that core inflation increased slightly in October 2024 compared to September 2024.

Prices of goods (total) increased by 0.4% from October 2023 to October 2024. The prices of services (total) increased by 4.0% in October 2024 when compared to October 2023.

Compared with September 2024, the consumer price index rose by 0.4% in October 2024.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of 2.0% expected in October 2024, press release of October 30, 2024 (https://www.destatis.de/EN/Press/2024/10/PE24_409_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2023	3.0	3.1
October 2023	3.2	3.1
November 2023	3.1	3.1
December 2023	2.9	3.2
January 2024	3.2	3.2
February 2024	3.6	3.3
March 2024	3.5	3.3
April 2024	3.2	3.4
May 2024	3.5	3.5
June 2024	3.4	3.5
July 2024	3.7	3.5
August 2024	3.8	3.5
September 2024	3.3	3.5

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 46.0 million persons resident in Germany were in employment in September 2024. According to provisional calculations of the Federal Statistical Office (Destatis), the seasonally adjusted number of persons in employment fell slightly by 18,000 (0.0%) compared with the previous month. This was the fourth consecutive decrease. According to revised results, month-on-month employment also declined by an average of 18,000 people in each of the months June, July and August 2024. Without seasonal adjustment, the number of persons in employment in September 2024 rose by 162,000 (+0.4%) in August 2024 due to the autumn upturn. The usual seasonal increase in employment was therefore considerably smaller than the average September increase of the years 2022 and 2023 (+210,000 people).

Compared to September 2023, the number of employed persons in September 2024 increased by approximately 53,000 or 0.1%. In the period from January to August 2024, the monthly rates of change compared with a year earlier declined from +0.5% to +0.2%.

In September 2024, the number of unemployed persons increased by approximately 153,000, or 11.6%, compared to September 2023. Adjusted for seasonal and irregular effects, the number of unemployed persons in September 2024 stood at 1.55 million, reflecting a slight decrease of 0.6% compared to August 2024.

Sources: Federal Statistical Office, Employment down slightly in September 2024, press release of October 30, 2024 (https://www.destatis.de/EN/Press/2024/10/PE24_407_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-August 2024	January-August 2023
Goods	182.6	148.1
Services	-53.8	-45.3
Primary income	82.8	85.2
Secondary income	-38.9	-39.9
Current account	172.7	148.2

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, October 11, 2024 (https://www.bundesbank.de/resource/blob/942266/a42180012ed5005a2c57bdf64b2aaae3/mL/2024-10-11-zahlungsbilanz-anlage-data.pdf ).

Economic Outlook

The Federal Government expects an upturn in the economy in 2025.

During 2024, German economic development has been negatively affected by structural factors such as demographic change, a difficult competitive position and geo-economic fragmentation as well as by economic factors such as continuing weak demand and restrictive monetary policy. Early indicators such as industrial production and the business environment show that this phase of economic weakness should continue through the second half of 2024. Beginning with the turn of the year from 2024 to 2025, however, the growth dynamic is expected to recover gradually. Positive signs already perceptible are decreasing inflation, noticeably increased real income and declining interest rates.

In its autumn forecast published on October 9, 2024, the Federal Government projects German price-adjusted GDP to decline by 0.2% in 2024. However, an increase by 1.1% and 1.6% is expected in 2025 and 2026, respectively. This economic upswing is expected to be due in part to a projected decline in consumer price inflation in 2025 and 2026 (+2.0% and +1.9%, respectively) compared to 2024 (+2.2%). The labor market is also expected to develop more dynamically from Spring 2025 onwards, supported by the Federal Government’s Growth Initiative (Wachstumsiniative).

Sources: Bundesministerium für Wirtschaft und Klimaschutz, Eckwerte der Herbstprojektion 2024, October 9, 2024 (https://www.bmwk.de/Redaktion/DE/Downloads/H/241009-eckwerte-der-herbstprojektion-2024.pdf?__blob=publicationFile&v=8); Bundesministerium für Wirtschaft und Klimaschutz, Herbstprojektion: Bundesregierung rechnet mit Belebung der Wirtschaft im kommenden Jahr, press release of October 9, 2024 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2024/10/20241009-herbstprojektion.html).

Fiscal Outlook

The following table, published in October 2024, presents the Federal Government’s projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the two-year projection horizon 2024 until 2025 and the outcome in 2023. Sources include the July 2024 government draft of a supplementary federal budget for 2024 as well as the government draft of the Act Adopting the Federal Budget for the 2025 Fiscal Year and Fiscal Plan to 2028, adopted by the Federal Government in August 2024. These figures do not take the Federal Government’s autumn projection on macroeconomic trends and the corresponding tax estimate based on the autumn projection into account.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2025	2024	2023
	(% of GDP)
General government deficit (-) / surplus (+)	-1 3⁄4	-2 1⁄2	-2.6
General government gross debt	63 1⁄4	63 1⁄4	62.9

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

Source: Federal Ministry of Finance, German Draft Budgetary Plan 2025, Table 1, October 2024 (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Press_Room/Publications/Brochures/german-draft-budgetary-plan-2025.pdf?__blob=publicationFile&v=3).

Other Recent Developments

Dissolution of Governing Coalition

On November 6, 2024, Chancellor Scholz requested that the Bundespräsident dismiss Federal Minister of Finance Christian Lindner of the FDP due to irreconcilable differences regarding the financing of remaining gaps in the 2025 federal budget. The Chancellor announced his intention to seek a vote of confidence on January 15, 2025. The vote of confidence could lead to early elections no later than the end of March 2025. Following the dismissal of Mr. Lindner by the Bundespräsident, Dr Jörg Kukies was sworn in as new Federal Minister of Finance. As Federal Minister of Finance, Dr Kukies is also ex officio a member of KfW’s Board of Supervisory Directors.

Sources: Kanzler Scholz zur Entlassung des Finanzministers Christian Lindner (Chancellor Scholz on the dismissal of Finance Minister Christian Lindner), transcript of press conference of November 6, 2024 (https://www.bundeskanzler.de/bk-de/aktuelles/bk-statement-zur-entlassung-des-finanzministers-2319062); “Danke für die Arbeit, die Sie geleistet haben”, transcript of speech by Bundespräsident Steinmeier, November 7, 2024 (https://www.bundespraesident.de/SharedDocs/Reden/DE/Frank-Walter-Steinmeier/Reden/2024/11/241107-Entlassung-Ernennung-Minister.html).

Monetary Policy

On October 17, 2024, the Governing Council of the European Central Bank (“ECB”) decided to lower the three key ECB interest rates by a further 25 basis points to 3.40% (main refinancing operations), 3.65% (marginal lending facility) and 3.25% (deposit facility) with effect from October 23, 2024, following its decision in September 2024 to lower the deposit facility rate by 25 basis points to 3.50%, the main refinancing operations rate by 60 basis points to 3.65% and the marginal lending facility rate by 60 basis points to 3.90%. In particular, the decision to lower the deposit facility rate – the rate through which the Governing Council steers the monetary policy stance – is based on its updated assessment of the inflation outlook, the dynamics of underlying inflation and the strength of monetary policy transmission. The Governing Council stated that incoming information on inflation shows the disinflationary process is well on track. The inflation outlook is also affected by recent downside surprises in indicators of economic activity. Meanwhile, financing conditions remain restrictive.

The Governing Council expects inflation to rise in the coming months, before declining to target in the course of 2025. Domestic inflation remains high, as wages are still rising at an elevated pace. At the same time, the Governing Council expects that labor cost pressures will continue easing gradually, with profits partially buffering their impact on inflation.

The Governing Council is determined to ensure that inflation returns to its 2% medium-term target in a timely manner. The Governing Council reasserted that its policy rate decisions will continue to be based on its assessment of the inflation outlook in light of the incoming economic and financial data, the dynamics of underlying inflation, and the strength of monetary policy transmission.

The asset purchase programme (APP) portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. Similarly, the Eurosystem no longer reinvests all of the principal payments from maturing securities purchased under the pandemic emergency purchase programme (PEPP). The Governing Council has confirmed that it is reducing the Eurosystem’s holdings of securities under the PEPP by EUR 7.5 billion per month on average. The Governing Council intends to discontinue reinvestments under the PEPP at the end of 2024.

Sources: European Central Bank, Monetary policy decisions, press release of October 17, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp241017~aa366eaf20.en.html); European Central Bank, Monetary policy decisions, press release of September 12, 2024 (https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240912~67cb23badb.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/s/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: November 7, 2024